EXHIBIT 12.1
JEFFERIES GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except for per share amounts)

						Nine
	Year Ended December 31,					Months
	2004	2003	2002	2001	2000	2005
Fixed Charges:
Interest expense on long-term indebtedness	$40,256	$23,987	$23,419	$12,035	$12,035	$35,421
Interest portion of rent expense	9,437	7,636	6,037	5,105	4,178	8,181

Total fixed charges	$49,693	$31,623	$29,456	$17,140	$16,213	$43,602

Earnings:
Earnings before income taxes and minority interest	$226,989	$144,533	$103,692	$102,652	$95,393	$190,020
Total fixed charges	49,693	31,623	29,456	17,140	16,213	43,602

Total earnings	$276,682	$176,156	$133,148	$119,792	$111,606	$233,622

Ratio of Earnings to Fixed Charges (1)	5.6	5.6	4.5	7.0	6.9	5.4

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).